Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

POLL RESULTS OF THE ANNUAL

GENERAL MEETING HELD ON JUNE 8, 2026

References are made to the Notice of Annual General Meeting (the “AGM”) dated April 22, 2026 (the “Notice”) and the circular to the holders of Company’s shares (the “Shareholders”) dated April 22, 2026 (the “Circular”) of Pony AI Inc. (the “Company”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Circular and the Notice.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held at 10:00 a.m. (Beijing time) on June 8, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC.

All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 433,541,553 Shares, comprising 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares. There was no Shareholder who was required under Listing Rules to abstain from voting on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that it intends to vote against or in abstention in respect of any resolution proposed at the AGM. As of the date of this announcement, there were (a) no Treasury Shares held by the Company (including any Treasury Shares held or deposited with CCASS), and (b) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 8 proposed at the AGM was 433,541,553 Shares, comprising 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares.

* For identification purpose only

According to the Company’s tenth amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”), (i) with regard to the resolutions numbered 1 to 7, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolution numbered 8, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors hereon.	Class A Ordinary Shares	267,754,867 (99.871714%)	343,933 (0.128286%)	268,098,800	268,098,800
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,078,642,567 (99.968124%)	343,933 (0.031876%)	349,187,570	1,078,986,500
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2.	To re-elect Mr. Fei Zhang as a non-executive Director.	Class A Ordinary Shares	250,498,370 (93.434660%)	17,601,680 (6.565340%)	268,100,050	268,100,050
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,061,386,070 (98.368686%)	17,601,680 (1.631314%)	349,188,820	1,078,987,750
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
3.	To re-elect Mr. Takeo Hamada as a non-executive Director.	Class A Ordinary Shares	251,932,896 (93.972945%)	16,157,986 (6.027055%)	268,090,882	268,090,882
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,062,820,596 (98.502474%)	16,157,986 (1.497526%)	349,179,652	1,078,978,582
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
4.	To authorize the Board to fix the remuneration of the Directors.	Class A Ordinary Shares	254,262,324 (94.839250%)	13,835,877 (5.160750%)	268,098,201	268,098,201
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,065,150,024 (98.717696%)	13,835,877 (1.282304%)	349,186,971	1,078,985,901
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
5.	To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/ or transfer of Treasury Shares) not exceeding 20% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of this resolution.	Class A Ordinary Shares	193,875,315 (72.323473%)	74,191,618 (27.676527%)	268,066,933	268,066,933
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,004,763,015 (93.123750%)	74,191,618 (6.876250%)	349,155,703	1,078,954,633
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
6.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of this resolution.	Class A Ordinary Shares	267,946,644 (99.941752%)	156,165 (0.058248%)	268,102,809	268,102,809
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,078,834,344 (99.985527%)	156,165 (0.014473%)	349,191,579	1,078,990,509
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
7.	To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Treasury Shares) in the capital of the Company by the aggregate number of the Shares and/or ADSs repurchased by the Company.	Class A Ordinary Shares	201,305,357 (75.086506%)	66,792,557 (24.913494%)	268,097,914	268,097,914
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,012,193,057 (93.809690%)	66,792,557 (6.190310%)	349,186,684	1,078,985,614
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
8.	To re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.	Class A Ordinary Shares	250,326,207 (93.369987%)	17,775,154 (6.630013%)	268,101,361	268,101,361
		Class B Ordinary Shares	81,088,770 (100.000000%)	0 (0.000000%)	81,088,770	81,088,770
		TOTAL NUMBER (CLASS A & CLASS B)	331,414,977 (94.909606%)	17,775,154 (5.090394%)	349,190,131	349,190,131
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All the Directors attended the AGM in person or via electronic means.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, June 8, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive Directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive Directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive Directors.

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